UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         PROGRESS FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743266108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]       Rule 13d-1(b)

         [   ]       Rule 13d-1(c)

         [   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  743266108                               Page   2    of     4   Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Emerald Advisers, Inc.
---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)  ______
           (b)  ______

---------- ---------------------------------------------------------------------
 3         SEC USE ONLY


---------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania

------------------- -------- ---------------------------------------------------
                     5       SOLE VOTING POWER

                             832,335  shares
    NUMBER OF
      SHARES        -------- ---------------------------------------------------
   BENEFICIALLY      6       SHARED VOTING POWER
     OWNED BY
       EACH                    0 shares
    REPORTING       -------- ---------------------------------------------------
      PERSON         7       SOLE DISPOSITIVE POWER
       WITH
                                984,323  shares
                    -------- ---------------------------------------------------
                     8       SHARED DISPOSITIVE POWER

                                0 shares

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    984,323  shares

---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (See Instructions)

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    17.14 %

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)

                    IA

---------- ---------------------------------------------------------------------

SCHEDULE 13G                                                         PAGE 3 OF 4



ITEM 1.

 (a)     The name of the issuer is Progress Financial Corporation.

 (b) The address of the issuer's principal executive office is 4 Sentry Parkway, Suite 200, Blue Bell, PA 19422.

ITEM 2.

 (a)     The name of the person filing is Emerald Advisers, Inc.

 (b) The address of the principal office of the person filing is 160 North Pointe Blvd., Suite 200, Lancaster, Pennsylvania 17601.

 (c)     The state of organization is Pennsylvania.

 (d) The title of class of security is common stock, par value $1.00 per share.

 (e)     The CUSIP number is 743266108.

ITEM 3.

         The person filing is an Investment Adviser registered under
         Section 203 of the Investment Advisers Act of 1940.

ITEM 4.

 (a)     The amount beneficially owned is 984,323 shares of common stock.

 (b)     The percent of class is 17.14%.

 (c)(i) The number of shares as to which Emerald Advisers, Inc. has sole voting power is 832,335.

 (c)(ii) The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

(c)(iii) The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 984,323.

 (c)(iv) The number of shares as to which Emerald Advisers, Inc. has shared dispositive power is 0.

ITEM 5. This statement is NOT being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

SCHEDULE 13G                                                         PAGE 4 OF 4


ITEM 6.

              Other persons have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7.
              Not applicable.

ITEM 8.
              Not applicable.

ITEM 9.
              Not applicable.

ITEM 10.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          Date

                                          /s/ SCOTT L. REHR
                                          ------------------------------------
                                          Signature

                                          Scott L. Rehr, Senior Vice President
                                          ------------------------------------
                                          Name/Title